UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number

Philip Morris International Deferred Profit-Sharing Plan

(Full title of the plan)

PHILIP MORRIS INTERNATIONAL INC.

120 Park Avenue

New York, New York 10017

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive office.)

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

ANNUAL REPORT ON FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Page (s)
Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statement of Net Assets Available for Benefits at December 31, 2008	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	5
Notes to Financial Statements	6-16

Supplemental Schedule*:
Schedule H - Line 4i - Schedule of Assets (Held at End of Year)	17

Signatures	18

Exhibit:
23. Consent of Independent Registered Public Accounting Firm.

*    Other schedules required by 29 CFR of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	Philip Morris International Benefits Committee, the Administrator and the Participants of Philip Morris International Deferred Profit-Sharing Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Philip Morris International Deferred Profit-Sharing Plan (the “Plan”) at December 31, 2008, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
June 12, 2009

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

at December 31, 2008

(in thousands of dollars)

Investments:
Investments at fair value	$178,333
Participant loans	674

Total investments	179,007

Receivables:
Employer’s contribution	3,362
Participants’ contributions	107
Dividends and other receivables	609

Total receivables	4,078

Net assets at fair value	$183,085

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,617

Net assets available for benefits	$186,702

The accompanying notes are an integral part of these financial statements.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the Year Ended December 31, 2008

(in thousands of dollars)

Investment income:
Net depreciation in fair value of investments	$(50,319)
Dividends and interest	7,552
Interest from participant loans	39

Total investment income	(42,728)

Contributions to the Plan:
By employer	3,362
By participants	2,029

Total contributions	5,391

Total additions	(37,337)

Deductions from net assets attributed to:
Distributions and withdrawals	(18,105)

Total deductions	(18,105)

Net decrease	(55,442)

Net assets available for benefits:
Beginning of year	-
Transfers in from Altria Group, Inc.	242,144

End of year	$186,702

The accompanying notes are an integral part of these financial statements.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan:

General:

The Philip Morris International Deferred Profit-Sharing Plan (the “Plan”) is a defined contribution plan maintained for the benefit of eligible salaried employees of Philip Morris International Inc., Philip Morris International Management LLC, Philip Morris Latin America & Canada Inc., Philip Morris Latin America Sales Corp., PMI Global Services Inc., and PMPI LLC (collectively, the “Participating Companies”). The Plan is designed to provide eligible employees with an opportunity to share in the profits of their Participating Company and to invest certain of their funds in a tax-advantaged manner. Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective January 2, 2008, the assets and liabilities allocable to employees and former employees of Participating Companies were transferred from the Deferred Profit-Sharing Plan for Salaried Employees (“the Predecessor DPS Plan”) sponsored by Altria Client Services, Inc., an affiliate of Altria Group, Inc. and merged into the Plan. On several occasions subsequent to January 2, 2008, assets and liabilities allocable to those employees of Participating Companies who were transferred during 2008 from Altria Group, Inc. or one of its affiliates to a Participating Company were transferred from the Predecessor DPS Plan to the Plan.

The administration of the Plan has been delegated to the Administrator, as defined in the Plan. The Philip Morris International Benefits Committee (the “Benefits Committee”) is responsible for the operation and management of the investment of the assets of the Plan, other than the investment options (the “PMI Stock Investment Option”, the “Altria Stock Investment Option” and the “Kraft Stock Investment Option”) invested exclusively in the common stock of Philip Morris International (“PMI Stock”), the common stock of Altria Group, Inc. (“Altria Stock”) and the common stock of Kraft Foods Inc. (“Kraft Stock”) (hereinafter collectively referred to as “Common Stock”). Evercore Partners LP is the named fiduciary with respect to the management of the investments of the PMI Stock Investment Option, the Altria Stock Investment Option and the Kraft Stock Investment Option. The PMI Stock Investment Option, the Altria Stock Investment Option and the Kraft Stock Investment Option are permanent features of the Plan. The Administrator, the Benefits Committee and Evercore Partners LP are hereinafter collectively referred to as the “Fiduciaries”.

Contributions:

Each eligible employee of a Participating Company may make before-tax and after-tax contributions to the Plan as soon as administratively practicable following his or her date of hire, and becomes eligible for the Participating Company’s contribution (the “Company Contribution”) upon completion of twenty-four months of eligibility service (including services with Altria Group, Inc. and its affiliates accumulated under the Predecessor DPS Plan). Participants can direct all contributions among eight investment options.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

Employee Stock Ownership Plan:

The employee stock ownership plan (“ESOP”) portion of the Plan permits each participant who invests in the PMI Stock Investment Option to elect, no later than the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of PMI Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional shares of PMI Stock.

Any cash dividends paid on Kraft Stock (held in the Kraft Stock Investment Option) or Altria Stock (held in the Altria Stock Investment Option) cannot be reinvested in Kraft Stock or Altria Stock, but instead will be invested according to the participant’s current investment elections. If the participant has not provided an investment election, cash dividends will be invested in the Vanguard Life Strategy Moderate Growth Fund. The participant does not have the right to elect to have these dividends paid to them in cash.

Participant Accounts:

Each participant’s Plan account is credited with the Company Contribution, participant’s personal contributions and the allocated share of the investment activities of each investment option in which he or she participates and charged with an allocation of Plan expenses, as defined by the Plan document.

Vesting:

Each participant is at all times fully vested in the balance held in each of his or her Plan accounts. Eligible participants are vested immediately in the Company Contribution.

Distributions and Withdrawals:

Distributions are made only when a person ceases to be a participant. Upon termination, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan account balances.

Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan document.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

Participant Loans:

The loan program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan document. Interest on participant loans, which is determined at the time of the loan issuance, is equal to the prime rate as published in The Wall Street Journal generally as of the last day of the quarter preceding the loan and is fixed for the term of the loan. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of one-half of a participant’s account balance at the time of the loan request or $50,000, less the participant’s highest outstanding loan balance during the 12-month period preceding the loan request. Loan repayment periods range from two to twenty-five years depending on the type of loan.

A participant’s loan account equals the original principal amount less principal repayments. The principal amounts of loan repayments reduce the loan account and are added back to the participant’s Plan accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the investment options according to the participant’s investment authorization in effect at the time of repayment.

2.	Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the applicable Fiduciary to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Certain assets of the trust are invested in Common Stock, which could be subject to significant market fluctuations. A small portion of the assets is held in a money market account.

Valuation of Investments:

The Plan’s investments are composed of the following:

•

Commingled funds consisting of investment contracts (primarily synthetic GIC’s). Investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan’s investment in the Deutsche Pyramid Stable Value Fund is fully benefit-responsive and therefore, contract value is the relevant measurement attribute for the portion of the net assets available for benefits attributable to the fund contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Deutsche Pyramid Stable Value Fund, a collective trust, is valued based on information reported by the investment advisor using the audited financial statements of the collective trust which are as of and for the year ended December 31, 2008.

•	Mutual funds that are stated at the respective funds’ net asset value per share, which is determined based on market values at the closing price on the last business day of the year.

•

Equity securities, primarily consisting of common stock, that are listed on an exchange are valued at the closing price on the last business day of the year. Listed securities for which no sale was reported on that date are recorded at the last reported bid price.

•	Short-term temporary investments, such as money markets, that are generally carried at cost, which approximates fair value.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

Investment Transactions and Investment Income:

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

Realized gains or losses from security transactions are reported on the average cost method.

Contributions:

The Company Contribution for the year is accrued by the Plan based upon the amount to be funded each year in accordance with the defined contribution formula described in Note 3, Contributions. Participants’ contributions are recorded in the period in which they are withheld by the Participating Companies.

Distributions and Withdrawals:

Distributions and withdrawals are recorded when paid.

Expenses:

Investment management fees, brokerage commissions (excluding those for Common Stock held in the PMI Stock Investment Option, the Altria Stock Investment Option and the Kraft Stock Investment Option) and other expenses charged by the manager of the investment option are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as trustee fees, participant recordkeeping and communications fees are charged directly to participant accounts, usually on a monthly basis.

Transaction fees (including fees associated with the trading of Common Stock) are charged solely to the accounts of the participants that initiate the transactions.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

3.	Contributions:

For 2008, the Company Contribution, on behalf of eligible employees of the Participating Companies who have met the twenty-four month service requirement (or eligible employees transferred from the Predecessor DPS Plan) (“Philip Morris Participants”), is an amount equal to the lesser of (1) three percent of the Consolidated Earnings (defined below) of Philip Morris International Inc., or (2) 15 percent of the aggregate participant compensation, as defined by the Plan (“Participant Compensation”) for such year, of the Philip Morris Participants among whom the Company Contribution is to be allocated.

The Company Contribution, expressed as a uniform percentage of aggregate Participant Compensation (the “Philip Morris Contribution Percentage”), is allocated ratably among Philip Morris Participants in the Plan at the end of the year according to their Participant Compensation.

Due to limitations under the Internal Revenue Code of 1986, as amended (the “Code”), certain amounts for highly compensated employees are not contributed to the Trust.

Consolidated Earnings means, for the portion of the calendar year beginning on March 28, 2008 and ending on December 31, 2008, the amount reported as earnings before income taxes and cumulative effect of accounting changes in the consolidated statements of earnings of Philip Morris International Inc. (“PMI”) in its audited consolidated financial statements, before deduction of the Company Contribution of such year and of allocations to or contributions under incentive compensation plans of PMI and its subsidiaries.

No contribution is required from any participant under the Plan. However, participants are automatically enrolled in the Plan to make before-tax contributions of three percent (3%) of their compensation beginning with the first payroll period that is administratively practicable after the employee has completed 90 days of service. Employees that are automatically enrolled can elect not to make contributions or to contribute a different percentage of their compensation.

Participants that transferred from the Predecessor DPS Plan shall be treated as having elected to make salary reduction contributions to the Plan equal to the percentage of compensation the employee participants were deferring as a contribution under the Predecessor DPS Plan.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

Participants may make contributions on a before-tax and/or an after-tax basis to the Plan. Participants who are age 50 or older by the end of a Plan year are eligible to make before-tax catch-up contributions up to the limit prescribed in the Code. For 2008, the catch-up contribution was limited to $5,000. If a participant has not made the maximum after-tax contribution, he or she may make an additional after-tax contribution in a lump sum, subject to certain statutory limits. The percentage of compensation available for these contributions may vary from year to year and by Participating Company. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code. The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 2008, a participant’s before-tax contribution was limited to $15,500, with a Plan limitation of 15% of compensation on the total amount of before-tax and after-tax contributions. Before-tax catch-up contributions are not subject to these limits.

The Plan provides, in the event of a Change of Control (as defined in the Plan) of Philip Morris International Inc., for the Company Contribution for the year in which the Change of Control occurs and for two years thereafter at least equal to the lesser of (a) the percentage of participants’ compensation that was contributed to the Plan or to the Predecessor DPS Plan for the year prior to the year in which the Change of Control occurs, or (b) 10 percent of the participants’ applicable annual compensation.

4.	Investments:

The following investments at December 31, 2008 exceeded 5 percent of the Plan’s net assets available for benefits (in thousands of dollars):

Identity	Description	December 31, 2008
Deutsche Pyramid Stable Value Fund	Commingled Fund	$45,994
Vanguard Institutional Index Fund	Mutual Fund	28,280
Vanguard Intermediate-Term Treasury Fund	Mutual Fund	15,765
Philip Morris International Inc. Stock	Common Stock	41,898
Altria Group, Inc. Stock	Common Stock	9,927

During 2008, the Plan’s investments depreciated in value due to gains and losses on investments bought and sold, as well as held during the year, by $50,319 as follows (in thousands of dollars):

Mutual funds	$(35,719)
Common stock	(14,600)

$(50,319)

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

5.	Transactions with Parties-in-Interest:

The applicable Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor. The Plan invests in PMI Stock. During the year ended December 31, 2008, there were $59.8 million of purchases and $10.6 million of sales of PMI Stock. These transactions are exempt from the party-in-interest transaction prohibitions of ERISA. Certain Plan investments are shares of mutual funds managed by the Concord Street Trust, an affiliate of Fidelity Management Trust Company, the trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions under ERISA.

6.	Plan Termination:

The Board of Directors of Philip Morris International Inc. (the “Board”) has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the Company Contribution to the Plan or to terminate the Plan. The Board has delegated to the Benefits Committee and the Administrator the right to amend the Plan, provided that the first year cost of such amendment does not exceed specified dollar limits. Each other Participating Company has the right to amend, suspend or terminate its participation in the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

7.	Tax Status:

On July 7, 2008, PMI Global Services Inc., the sponsor of the Plan, filed a request for a determination letter that the Plan, effective as of January 1, 2008, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan is identical in all material respects to the Predecessor DPS Plan, which has received a determination letter from the Internal Revenue Service that it constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Administrator and the Plan’s ERISA counsel believe that the Plan is designed in accordance with the applicable provisions of the Code and the Administrator believes that the Plan is operated in accordance with the applicable provisions of the Code. The request for a determination letter was filed within the Plan’s remedial amendment period, therefore should any changes to the Plan be required to bring it into compliance with the Code, those changes may be adopted and made retroactively effective within 90 days of the issuance of the favorable determination letter without adversely affecting the Trust’s exemption from federal income taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

8.	Recently Issued Accounting Standards:

On January 1, 2008, the Plan adopted SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”), which establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	-	Quoted prices in active markets for identical assets or liabilities.

Level 2	-

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	-	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Plan Assets

Equity securities: Equity securities directly held by the Plan consist of common stocks with quoted prices in active markets. These securities have been classified within Level 1.

Mutual Funds and Money Markets: Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The net asset value of the mutual funds are based on prices in active markets. Money market funds are valued at amortized cost, which approximates fair value. These securities have been classified within Level 1.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

Commingled Fund: The assets held in the commingled fund are classified within Level 2 and are valued at the net asset value of the underlying fund. The net asset value of the commingled fund is based on a quoted price in a market that is not active.

The aggregate fair value for Plan assets at December 31, 2008, was as follows (in thousands):

	For the Year Ended Dec. 31, 2008	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity Securities	$60,058	$60,058	$-	$-
Mutual Funds	71,521	71,521
Commingled Fund	45,994		45,994
Money Market Fund	760	760
Participant Loans	674			674

Total Plan assets at fair value	$179,007	$132,339	$45,994	$674

Additionally, for the year ended December 31, 2008, the total amount of Participant loans was $674 thousand, which is classified as Level 3 Plan assets. This includes transfers in of $710 thousand and a net decrease of $36 thousand for issuances and settlements.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

9.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008:

2008
Net assets available for benefits per the financial statements	$186,702
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,617)

Net assets available for benefits per the Form 5500	$183,085

The following is a reconciliation of total additions per the financial statements to the Form 5500 for the year ended December 31, 2008:

2008
Total additions per the financial statements	$(37,337)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,617)

Total income per Form 5500	$(40,954)

10.	Subsequent Event:

Plan Amendment:

Beginning January 1, 2009, the Company Contribution to the Plan will be based on the business rating of PMI as determined by the PMI Compensation and Leadership Development committee each year. Based on the annual business rating, the Company Contribution to eligible Plan participants will range from 7% to 15% of eligible compensation.

All eligible employees, except employees who are hired or rehired by a Participating Company on or after January 1, 2009, (“Match-Eligible Employees”), become eligible for a Company Contribution after completing 24 months of eligibility service. Match-Eligible Employees become eligible for a Company Contribution after completing 12 months of eligibility service.

Match-Eligible Employees are not eligible to participate in the Philip Morris International retirement plan. However, in addition to the Company Contribution, Match-Eligible Employees who make before-tax and/or after-tax contributions for any payroll period after 90 days from their date of hire will also receive a company match contribution. The Participating Company will match the participant’s before-tax contributions and after-tax contributions, dollar for dollar, up to the first 5% of compensation that the participant contributes for each payroll period.

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

Schedule H - Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower,	Description of investment including maturity date, rate of interest, collateral,	Fair
lessor, or similar party	par, or maturity value	Value

Deutsche Pyramid Stable Value Fund	Commingled Fund	$45,994,352

Vanguard Intermediate-Term Treasury Fund	Mutual Fund	15,764,530

Vanguard Institutional Index Fund	Mutual Fund	28,280,192

Fidelity Spartan International Index Fund*	Mutual Fund	7,555,443

Fidelity Spartan Extended Market Index Fund*	Mutual Fund	8,933,295

Vanguard European Stock Index Fund	Mutual Fund	3,379,209

Vanguard Life Strategy Moderate Growth Fund	Mutual Fund	7,608,640

Philip Morris International Inc. Stock*	Common Stock	41,897,539

Altria Group, Inc. Stock	Common Stock	9,927,021

Kraft Foods Inc. Stock	Common Stock	8,232,858

Fidelity Retirement Money Market Portfolio*	Money Market	757,121

Fidelity Cash Reserves Fund	Money Market	2,444
Participant loans*	Interest rates averaged 5.5% during 2008 Maturity dates through 2031	674,317

Total (1)		$179,006,961

*indicates party-in-interest

(1)	Adjustment from fair value to contract value for fully benefit-responsive investment contracts increase of $3,616,822 is not reflected in total.

There are no non-participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President, Human Resources having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

PHILIP MORRIS INTERNATIONAL

DEFERRED PROFIT-SHARING

PLAN

By         /s/ Daniele Regorda

Daniele Regorda

Senior Vice President, Human Resources

Date: June 12, 2009